Exhibit 99.1

Back story: Why Stifel bought the Business Bank

By Greg Edwards – Reporter, St. Louis Business Journal – May 16, 2018 12:50 P.M. CDT

For that last five years, The Business Bank of St. Louis has been trying to buy a bank. Last week it became a seller.

Stifel Financial Corp. agreed to acquire the Business Bank and its holding company, Business Bancshares Inc., in an effort to become a major player in local business lending. Terms were not disclosed. The deal is expected to close in the fourth quarter.

“We would like to be St. Louis’ investment bank, wealth management company and business bank,” Stifel Chairman Ron Kruszewski said. “We’re looking to grow not only nationally, but also grow our presence in St. Louis.”

The parties came together because of Stifel’s investment banking subsidiary Keefe, Bruyette & Woods (KBW), which had been helping the Business Bank and Stifel find possible acquisitions. Instead, it united them.

“KBW had been calling us for several years to help us find a bank to buy,” said Larry Kirby, president and CEO of the Business Bank. A handful of deals got close, but didn’t happen.

For its part, Stifel was looking for a more traditional bank to complement Stifel Bank & Trust, which primarily serves its customers nationally, including those of the Stifel Nicolaus brokerage. “We always wanted to grow our banking capabilities, and last year we began assessing the gaps in our business and private banking. We leaned on KBW to help us,” said Chris Reichert, chief executive of Stifel Bank & Trust.

Stifel’s criteria included strong asset quality, sizable assets and a small footprint. “We didn’t want a retail bank with a branch on every corner,” Reichert said. The Business Bank, with $630 million in assets, a single branch in Clayton and mobile and digital banking, fit the bill.

It was the management at the Business Bank that Stifel liked best, Kruszewski said. “I’m not looking to buy loans — you can buy them online, if you want,” he said. “Larry Kirby, the CEO, and his team are professionals.”

At the Business Bank, “We thought, ‘Wow, a $21 billion company is interested in us.’ We were humbled,” Kirby said. All senior executives and key client managers have agreed to stay. The bank has 70 employees.

Stifel will form an intermediary holding company for the banks. Kirby will continue to lead the Business Bank, and Chris Reichert will continue as CEO of Stifel Bank & Trust and head the as-yet-unnamed holding company.

Kruszewski — who has long advocated investments in St. Louis, including the riverfront stadium proposal — said the Business Bank “is an opportunity to invest in our back yard,” adding, “It’s an investment in a town that needs investment — in the airport, the convention center, bike paths. I’m bullish on St. Louis and want St. Louis to be bullish on St. Louis.”